                 THE AMERICAN LIFE INSURANCE COMPANY OF NEW YORK
       Home Office: 435 Hudson Street, 2nd Floor, New York, New York 10014


This contract ("Contract") creates a legal agreement between The American Life Insurance Company of New York (the "Company," "we," or "us") and the Owner ("you" or "your"). The amounts that you contribute to this Contract and that we accept are your "Contributions." . As the purchaser of the Contract, you are both the Annuitant and the Owner, unless we accept a different arrangement that you have requested. We will not contest this Contract.

PLEASE READ YOUR CONTRACT CAREFULLY. DURING A [10-DAY] FREE LOOK PERIOD, YOU HAVE THE RIGHT TO CANCEL THIS CONTRACT. If you are not satisfied, simply return it to us , within [10 days] of receipt. We will promptly void it and send you all Contributions plus or minus any investment performance without deducting any Charges.

CERTAIN BENEFITS UNDER THIS CONTRACT ARE VARIABLE, BASED UPON THE INVESTMENT EXPERIENCE OF A VARIABLE ACCOUNT. SUCH ACCOUNTS MAY INCREASE OR DECREASE IN VALUE AS DESCRIBED IN THE CONTRACT AND ARE NOT GUARANTEED AS TO AMOUNT.

MARKET VALUE ADJUSTMENT (MVA) ACCOUNTS, IF APPLICABLE, ARE SUBJECT TO A MARKET VALUE ADJUSTMENT IF TRANSFERRED OR WITHDRAWN DURING THE GUARANTEE PERIOD.

Your new Contract provides for an Account Value, a Death Benefit and an Annuity Benefit.

YOUR ACCOUNT VALUE reflects (I) Contributions, (II) net investment performance for Variable Account(s), AND credited interest and market value adjustments, if APPLICABLE, for Fixed Account(s), LESS (III) all applicable charges outlined on your Schedule Page ("Charges"), and withdrawals or transfers.

YOUR DEATH BENEFIT guarantees that your Beneficiary will never receive less than the Account Value(s) or an Enhanced Death Benefit, as shown on the Schedule Page, minus Partial Withdrawals on the applicable Death Benefit Date(s). The Death Benefit is based on the life of the Owner.


YOUR ANNUITY BENEFIT makes fixed payments guaranteed for 10 years or for life, if longer.

If the Annuitant lives to the Retirement Date (as defined on your Schedule
Page), we will apply your entire Account Value to your choice of the Annuity Benefits we then offer.

You may allocate all, a portion, or none of your Account Value to any Separate Account, Subaccount or other accumulation option then available under this Contract ("Account").

WE WANT TO HEAR FROM YOU. If you have questions, complaints, or need any other help with your Contract, please contact our Administrative Office at 300 Distillery Commons, Suite 300, Louisville, Kentucky 40206, call us at 1-800-853-1969 or email us at service@americanlifeny.com.


  /s/ Shane W. Gleeson                     /s/ Craig Hawley
      Shane W. Gleeson                         Craig Hawley
         President                              Secretary


                        FLEXIBLE PREMIUM VARIABLE ANNUITY
                                NON-PARTICIPATING


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                                      INDEX

   ACCOUNTS                      PAGE 2     SCHEDULE PAGE               PAGE 3
   BENEFITS                      PAGE 5     OTHER TERMS                 PAGE 5
   ANNUITY BENEFIT TABLE         PAGE 6


                                    ACCOUNTS

ACCOUNT VALUES of your Contract or of any Account equal: All Contributions allocated to VARIABLE ACCOUNT(S) adjusted to reflect daily net investment results, PLUS all Contributions allocated to FIXED ACCOUNT(S) adjusted to reflect daily interest credited and Adjustments made, if applicable, LESS Charges and withdrawals or transfers. The Contract is nonparticipating, does not pay dividends or share in our profits or surplus earnings. We calculate Account Values as of the end of each Company business day ("Business Day"). We will provide you a report showing your Account Value at least annually. Once Annuity or Death Benefit requirements have been submitted, the Contract no longer has an Account Value.

SEPARATE ACCOUNTS are segregated asset accounts that we may divide into one or more Subaccounts. We own the assets of each Subaccount and keep them separate from the assets of our General Account. This means that the income, gains and losses of each Subaccount will be credited to, or charged against, that Account without regard to any income, gains, losses or claims of creditors in our General Account or in any other investment account. We must hold assets in each Subaccount at least equal to all statutory reserves required for such Account; we will never use such assets to support any other business, and we will transfer assets to any such Account from our General Account if necessary to meet this requirement. We may use excess assets in any Account in any way we choose.

VARIABLE ACCOUNTS are Subaccounts invested in designated portfolios. At the end of each Business Day, we adjust Variable Account Values to reflect the net investment results in such portfolios. You may withdraw or transfer your Variable Account Values subject to Charges and other Contract terms.

FIXED ACCOUNTS are offered as General Account options. We credit interest on your Fixed Account Values, if any, at interest rates we have declared effective for such Accounts ("Rates"). Each Rate will be guaranteed for a period of time we declare ("Guarantee Period"). We may declare Rates that are level guarantees, external indexes not in our control, or combinations of the two. Fixed Account Values (after Adjustments, if applicable, but not Charges) will always equal at least the minimum values required by all applicable standard nonforfeiture law. We reserve the right to declare and credit additional interest based on contribution or withdrawal dates, economic conditions or on any other lawful, nondiscriminatory basis. Unless declared otherwise, interest accrues and is compounded daily.

VARIABLE AND FIXED ACCOUNTS may be fully or partially withdrawn at any time before we begin payment of Retirement or Death Benefits, subject to Charges, Market Value Adjustments ("MVA"), if applicable and Transfer Restrictions, all as described on your Schedule Page, and any other restrictions designated on your Schedule Page. Unless you have elected otherwise, at the end of any Guarantee Period, we will renew that allocation in the same or most similar Account then available that will not extend past the Retirement Date.


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                                  SCHEDULE PAGE

Owner:                     [John Doe]
Annuitant:                 [John Doe]
Contract Number:           [1234567]
Contract Date:             [August 15, 2002]
Retirement Date:           [Age 98]
Initial Contribution:      Please see your confirmation notice for the initial
                           allocation breakdown of your Contribution.

VARIABLE ACCOUNTS:


[The American Separate Account 5]


FIXED ACCOUNTS:


Guarantee Period(s):          [90-days]

Interest Rate:                [Declared at the time funds are allocated
                              and guaranteed  for 90-days.]


CONTRACT FEATURES:

Contributions:                [$1,000 minimum initial contribution. Initial
                              allocation will be placed into the Money Market account until the Free Look period has expired.
                              $1,000,000 maximum contribution without prior home office approval.]

Transfer Restrictions:        [Transfers executed after 4 pm Eastern Time
                              will be processed the next business day. We reserve the right to limit the number of transfers you may make in any Contract year or to refuse any transfer request if: (1) we determine, in our sole discretion, that your transfer patterns among the Subaccounts reflect a market timing strategy; or (2) we are informed by one or more of the underlying funds that the purchase or redemption of shares is to be restricted because of excessive transfers, or that a specific transfer or group of transfers is expected to have a detrimental effect on share prices of the underlying funds; or (3) we believe, in our sole discretion, that your transfers may have a detrimental effect on Subaccount Accumulation Unit values or the share prices of the underlying funds.]

                              [Certain transfers may be subject to
                              a short-term redemption fee.]


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                              [Certain transactions involving International
                              Subaccounts may adversely affect existing Contract Owners. Accordingly, we will not accept an order for an International Subaccount that:

                              (1) is placed between 9:00 a.m. ET and 4:00 p.m. ET on a Valuation Day; AND

                              (2) is for a withdrawal or transfer whose amount is equal to or greater than $50,000.

                              If your order is not accepted by us because of this limitation, we will inform you. If your order was not accepted, you can re-submit it (1) before 4:00 p.m. ET in an amount less than $50,000 for processing at that Valuation Day's Accumulation Unit value or (2) after 4 p.m. ET (but before 9:00 a.m. ET on the following Valuation Day) for processing at the following Valuation Day's Accumulation
                              Unit value.]

Withdrawal Restrictions:      [None]

Enhanced Death Benefit:       [Before the Contract Owner's 80th birthday,
                              the Death Benefit amount will be the greater of: (1) the sum of all Contributions, less adjusted partial withdrawals; or (2) your Account Value. On or after the Contract
                              Owner's 80th birthday, the Death Benefit amount will be the Account Value.]

                              [For these purposes, an adjusted partial withdrawal is equal to (a) the partial withdrawal amount plus any applicable premium tax withheld; multiplied by (b) the Death Benefit immediately prior to the partial withdrawal; divided by
                              (c) the Account Balance immediately prior to the partial withdrawal.]

Stepped Up Death Benefit
(Spousal Continuation):       [If your surviving spouse is the Beneficiary,
                              then he or she may decline the Death Benefit and continue as the new Owner. Upon a spouse's continuation of the Contract, we will contribute to the Account Value an amount by which the death benefit that would have been paid to the Beneficiary upon the death of the original Owner exceeds the Account Value ("Continuation
                              Contribution"), if any.]


                                COMPANY CHARGES:

Administration Charges:                     [None]
Transfer Charges:                           [None]
Mortality and Expense Charges:              [.47%]
Withdrawal Charges:                         [None]
Market Value Adjustment:                    [None]


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                                    BENEFITS

DEATH OF OWNER DURING ACCUMULATION PERIOD: Upon the death of the Owner during the accumulation period, the Death Benefit will be paid to the Beneficiary (ies) designated by the Owner. However, if the Beneficiary is the spouse of the Owner, he or she may decline the Death Benefit and continue the Contract as the new Owner, at the then current Account Value, in his or her name and exercise all the ownership rights under this Contract.

During the accumulation period, this Death Benefit is the Contract Account Value(s) or such Enhanced Death Benefit as described on your Schedule Page; reduced pro rata for Partial Withdrawals in any case. On or after the Retirement Date, this Death Benefit is each of any remaining Payments Certain, payable when originally due.

DEATH OF ANNUITANT: Upon the death of an Annuitant, who is not the Owner, during the accumulation period, the Owner automatically becomes the Annuitant. The Owner may designate a new Annuitant, subject to the Company's underwriting rules then in effect. If the Owner is a non-natural person, the death of an Annuitant will be treated as the death of the Owner and a new Annuitant may not be designated.

Upon death of an Annuitant, who is not the Owner, on or after the Retirement Date, the Death Benefit, will be the annuity option elected. Death benefits will be paid at least as rapidly as under the method of distribution in effect at the Annuitant's death.

TAX RULES: If the Owner dies before the Retirement Date we must pay any benefit due to a non-spousal Beneficiary: a) in a lump sum within five years of death or
b) starting within a year of death, in annuity payments payable for such Beneficiary's life expectancy or less. We further reserve the right to, and we shall, administer all Contracts which are Non-Qualified or "Qualified" contracts under applicable sections of the Internal Revenue Code of 1986, as amended, in accordance with all applicable laws and regulations in effect from time to time (all of which are hereby fully incorporated herein by reference and shall govern over any other provisions of the Contract to the contrary), or as otherwise required in our reasonable judgment to maintain such Non-Qualified or Qualified status or treatment, subject to all applicable legal and regulatory approvals.

ANNUITY BENEFIT: If the Annuitant lives to the Retirement Date, we guarantee monthly annuity payments for the Annuitant's lifetime with a minimum of 10 years' payments ("Payments Certain"). The amount of each payment is based on your last Account Value, subject to Charges LESS any applicable premium taxes and all other Contract terms, with 3% interest under the 2000 Individual Annuity Mortality Table. We may offer more favorable rates and other Annuity Benefits.


                                   OTHER TERMS

MAXIMUM CHARGES: Charges will never exceed any legal limits in the state where the Contract is delivered. Asset-based Charges will never apply to Fixed Accounts.

RIGHTS RESERVED: Subject to required approvals by federal and state authorities and to all Company administrative rules or published procedures which are lawful, nondiscriminatory and consistent with this Contract, we reserve the right to: require reasonable documentation or Company-approved forms prior to administering any transaction or benefit; waive or reduce restrictions or Charges, including fees of underlying funds; increase benefits; defer the payment of withdrawals from Fixed Accounts for up to six months; deduct (as an additional Charge) any premium tax or other tax assessed on us for the Contract; add, substitute, combine, delete, deregister or operate (as a management investment company or in any other lawful form) any Account; refuse any Premium; declare (or change) prospectively any rules regarding maximum or minimum Contributions, Account Value balances, Annuity Benefit amounts, allocations, transfers, other transactions, the use of electronic or other communications media or any other administrative rules. You will be notified of all material rules that affect your Contract. New rules will only be declared prospectively.

ENTIRE CONTRACT: The Contract, together with the application and any riders or endorsements, is our entire agreement with you. The Contract may not be endorsed or amended unless executed by one of our executive officers and delivered to you; no others have any authority to amend or waive its provisions.


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MISSTATEMENT OF AGE OR SEX: If we learn that an Annuitant's age or sex is misstated, any benefits will be those that would have been purchased at the correct age and sex. Any overpayments or underpayments made by us will be charged, credited or offset with interest at the rate then declared by the Company, in accordance with applicable state laws.

PROOF OF AGE, SEX OR SURVIVAL: We may require satisfactory proof of age, sex or survival of any person on whose life any payment under this Contract depends.

ASSIGNMENT: The Owner may assign this Contract. No assignment will be binding until it has been received and recorded by the Company. It will not apply to any payment made before the assignment was recorded. The Company will not be responsible for its validity. An assignment will not, and an assignee cannot, change the beneficiary. The rights of the beneficiary will be subject to the rights of any assignee. An assignment is not a change in Owner. An assignee is not an Owner as used in this Contract.


                ANNUITY BENEFIT PAYABLE ON THE LIFE ANNUITY FORM*
              (MINIMUM MONTHLY INCOME PER $1,000 OF ACCOUNT VALUE)

                              FIXED ANNUITY BENEFIT
                      WITH 10 YEARS OF PAYMENTS GUARANTEED
                              (INTEREST RATE OF 3%)


                        AGE OF
                       ANNUITANT    MALES       FEMALES
                       ---------    -----       -------
                         60         $4.93        $4.58
                         61         $5.05        $4.68
                         62         $5.16        $4.79
                         63         $5.29        $4.90
                         64         $5.42        $5.01
                         65         $5.55        $5.14
                         66         $5.69        $5.27
                         67         $5.84        $5.40
                         68         $5.99        $5.55
                         69         $6.15        $5.70
                         70         $6.31        $5.86


* Based on 3% interest and the Annuity 2000 Mortality Table on an Age Last Birthday basis.


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